SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three year period ending December 31, 2008

FORM U-12 (I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

(To be filed in DUPLICATE. If acknowledgement is desired, file in triplicate).

1.       Name and business address of person filing statement.

Michael J. Chesser
Great Plains Energy Services Incorporated
1201 Walnut, 21st Floor
Kansas City, MO 64106

2.       Names and business addresses of any persons through whom the undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

Not applicable.

3.       Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

Great Plains Energy Incorporated, a registered holding company and its subsidiaries.

4.       Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

Chairman of the Board, President and Chief Executive Officer, Custom Energy Holdings, L.L.C.

Chairman of the Board and Chief Executive Officer, Great Plains Energy Incorporated

President and Chief Executive Officer, Great Plains Energy Services Incorporated

President, Innovative Energy Consultants Inc.

Chairman of the Board, Kansas City Power & Light Company

Chairman of the Board, KLT Inc.

In such position, the undersigned may participate in presenting, advocating or opposing matters affecting Great Plains Energy Incorporated and its subsidiaries before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of the Public Utilities Holding Company Act of 1935, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5.       (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

	Salary or other compensations

Name of Recipient	Received (a)	To be received (b)	Person or company from whom received or to be received
Michael J. Chesser	$2,622,982.14	To be included in supplementary statement	Great Plains Energy Services Incorporated

(b) Basis for compensation if other than salary.

In addition to base salary, the undersigned participates in certain employee benefits and incentive compensation plans which are generally available to management employees.

6.       (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a)     Total amount of routine expenses charged to client:  $350.00

(b)     Itemized list of all other expenses: n/a

The source of reimbursement was Great Plains Energy Services Incorporated.

Date: January 16, 2006

/s/Michael J. Chesser
Michael J. Chesser